Exhibit (a)(60)

JANUS INVESTMENT FUND

Certificate Redesignating

Janus Henderson Select Value Fund

The undersigned, being the Secretary of Janus Investment Fund, a Massachusetts business trust with transferable shares (the “Trust”), being duly authorized by a majority of the duly elected and qualified Trustees of the Trust acting pursuant to Sections 3.6 and 4.1 of the Trust’s Amended and Restated Agreement and Declaration of Trust dated March 18, 2003, as further amended from time to time (the “Declaration”), does hereby certify that, by affirmative vote of a majority of the Trustees at a meeting held on March 12, 2019, and by a majority of Shareholders at a meeting held on July 11, 2019, Janus Henderson Select Value Fund was redesignated Janus Henderson Small-Mid Cap Value Fund (the “Fund”), with such redesignation to be effective August 1, 2019.

All of the current rights and preferences of the Fund remain in full force and effect, as set forth in the Declaration.

The undersigned further certifies that she has been duly authorized by the Trustees of the Trust to take all necessary action to file a copy of this Certificate with the Secretary of the Commonwealth of Massachusetts and at any other place required by law or by the Declaration.

IN WITNESS WHEREOF, the undersigned has set her hand and seal this 1st day of August, 2019.

/s/ Kathryn Santoro
Kathryn Santoro, Secretary

STATE OF COLORADO	)
		)	ss.
CITY AND COUNTY OF DENVER	)

BEFORE ME, the undersigned authority, on this day personally appeared Kathryn Santoro, Secretary of Janus Investment Fund, who, being by me first duly sworn, stated on her oath that the foregoing document is true and correct and that she executed the same for the purposes and consideration therein expressed and in the capacity therein stated.

GIVEN UNDER MY HAND AND SEAL OF OFFICE this 1st day of August, 2019.

My Commission Expires:	/s/ Questa Demaniow
Questa Demaniow, Notary Public

5/5/2022